Exhibit 12.2

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2002
(In thousands)

Earnings
Income before interest expense, net of ATC equity earnings	$38,642
Add:
Income tax items	17,573
Income tax on other income	889
Income distribution from equity investee	2,714
AFUDC - borrowed funds	213
Interest on rentals*	934
Amortization of debt discount	432
Total earnings before interest and taxes	$61,397
Fixed Charges
Interest on long-term debt	$12,032
Amortization of debt discount	432
Other interest	508
Interest on rentals*	934
Total fixed charges	$13,906
Ratio of Earnings to Fixed Charges	4.42x

*Represents one-third of the total rental expense.